SPROTT FUNDS TRUST

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario, Canada M5J 2J1

December 20, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering July 22, 2019 through September 30, 2020 for Sprott Funds Trust

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “40 Act”), please find the following information with respect to the Sprott Funds Trust (the “Trust”). Please note for the Securities and Exchange Commission’s records, the following:

a)	A copy of the Trust’s executed Fidelity Bond issued by AIG Insurance Company of Canada (“Fidelity Bond”) is enclosed under Exhibit 1;

b)

A copy of the resolutions from the Trust’s Board of Trustees, at which a majority of Trustees who were not considered “interested persons” within the meaning of the 40 Act, approved the Fidelity Bond as enclosed under Exhibit 2;

c)	The Fidelity Bond covers the period from July 22, 2019, through September 30, 2019; and

d)	The premiums have been paid or will be paid during the term of the Fidelity Bond for the period from July 22, 2019, through September 30, 2020.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ John A. Ciampaglia
John A. Ciampaglia
President

Enclosures

EXHIBIT 1

AIG Insurance Company OF CANADA 120 Bremner Boulevard Suite 2200 Toronto, ON M5J 0A8 Scott.Taylor@aig.com

FINAL BINDER OF INSURANCE CONFIRMATION LETTER

July 15, 2019

KEVIN LEAHY

HUB INTERNATIONAL HKMB LIMITED

595 BAY ST STE 900

TORONTO, ON M5G 2E3

RE:	SPROTT ETF TRUST

Fidelity Bond Form 14

New Submission

Tab#: 1717193, Submission #: 83842888

Policy Period: July 22, 2019 to September 30, 2020

Dear KEVIN,

I am pleased to enclose the Final Binder of Insurance drafted in accordance with our agreement for the above captioned account. Please review said binder for accuracy and contact AIG Insurance Company of Canada (the “Insurer”) prior to the effective date of policy coverage to advise of any inaccuracy(ies). If the Insurer does not hear from you prior to the effective date of policy coverage, it will be understood that the Final Binder of Insurance has been accepted as an accurate description of the agreed upon terms of coverage. Notwithstanding the foregoing or the payment of any premium or the issuance of any policy pursuant to this binder, this binder shall be considered to be a FINAL BINDER and, pursuant to the terms set forth in the FINAL BINDER OF INSURANCE, is conditioned upon the receipt, review and written underwriting approval of the additional information specified in the section of that binder entitled “Requirements Permitting for Voiding of Final Binder and Policy if Non-Compliance.” Upon the receipt, review and written underwriting approval of such additional information, and satisfaction of the additional conditions precedent set forth in the FINAL BINDER OF INSURANCE, a permanent binder will be sent by the Insurer.

Regards,

SCOTT TAYLOR

Underwriter

FINAL BINDER OF INSURANCE

July 15, 2019

KEVIN LEAHY

HUB INTERNATIONAL HKMB LIMITED

595 BAY ST STE 900

TORONTO, ON M5G 2E3

RE:	SPROTT ETF TRUST

Fidelity Bond Form 14

New Submission

Tab#: 1717193, Submission #: 83842888

Policy Period: July 22, 2019 to September 30, 2020

Dear KEVIN,

We are pleased to confirm the Final issuance of coverage in accordance with our agreement as set forth below. Please note that such coverage is subject to the terms, conditions, limitations and other provisions contained in this Final Binder of Insurance (“Final Binder”) and the proposed base policy form:

POLICY INFORMATION
INSURED:	SPROTT ETF TRUST

INSURED ADDRESS:	200 BAY ST SUITE 2600 TORONTO, ON, M5J-2J1

JURISDICTION:	ONTARIO

TYPE OF POLICY:	FIDELITY BOND FORM 14

BASE FORM:	TSB5062CAN (05/11)

INSURANCE COMPANY:	AIG INSURANCE COMPANY OF CANADA

POLICY NUMBER:	01-592-86-99

EFFECTIVE DATE:	July 22, 2019

EXPIRATION DATE:	September 30, 2020

AGGREGATE LIMIT OF LIABILITY:	$5,000,000 US

SINGLE LOSS LIMIT OF LIABILITY:	Insuring Agreement A, B, C and F	$2,500,000 US
	Insuring Agreement D	$2,500,000 US
	Insuring Agreement E	$2,500,000 US
Optional Insuring Agreements and Coverages:
	Computer Systems	$2,500,000 US
	Audit Expense	$250,000 US

DEDUCTIBLE:	Insuring Agreement A, B, C and F	$25,000 US
	Insuring Agreement D	$25,000 US
	Insuring Agreement E	$25,000 US
Optional Insuring Agreements and Coverages:
	Computer Systems	$25,000 US
	Audit Expense	$0 US
REPORTABLE LOSS THRESHOLD:	$25,000 US

OFFICES NOT COVERED:	Not Applicable

PREMIUM:	$2,900 US (pro-rata $3,454USD)

COMMISSION:	17.50%

OTHER TERMS:	As per April 21, 2019 indication

IMPORTANT CONDITIONS OF BINDER:	See below.

ENDORSEMENTS:

The following riders will be added to the basic policy:

#	Form #	Ed Dt	Title
1	111581 CAN	03/17

COMPUTER CRIME COVERAGE RIDER – full limits Includes:

•  Data Processing Service Operations

•  Voice Initiated Transfer Fraud—Not Covered

•  Telefacsimile Transfer Fraud

•  Destruction of Data or Programs by Hacker

•  Destruction of Data or Programs by Virus

•  Voice Computer System Fraud

2	121263	04/17	FRAUDULENT TRANSFER INSTRUCTIONS RIDER – policy limits/ded

3	123775	03/17	MAIL COVERAGE RIDER – full limit

4	101801	6-09	INSURING AGREEMENT (A) FIDELITY AMENDED RIDER (AND TO OR EXCEPT LOANS OR TRADING PLUS ROBIN HOOD)

5	101779 CAN	04/17	AUDIT EXPENSE RIDER – $250,000 sublimit

6	119002	03/15	IMPERSONATION FRAUD (FRAUDULENTLY INDUCED PAYMENT COVERAGE)—$25,000 sublimit, $10,000 retention

7	107848	02/11	SUITS AGAINST THE UNDERWRITER RIDER

8	123772 CAN	03/17	REDEMPTION OF CANADA SAVINGS BONDS RIDER

9	101820	06/09	STOP PAYMENT LIABILITY RIDER – $250K LOL, $25K ded

10	124090	05/17	DISCOVERY AMENDED RIDER (WITH NOTICE PROVISIONS AMENDMENTS) – President; 90 days

11	122765 CAN	03/17	EMPLOYEE DEFINITION AMENDED RIDER – 8, 9, 11, 12, 13, 17, 18

12	124114 CAN	05/17	EMPLOYEE BENEFIT PLAN RIDER

13	123940 CAN	04/17	NOTICE OF CANCELLATION TO SRO- 0SC

14	111576	09/12	VALUATION AMENDED RIDER (WSJ DAY PRECEDING DISCOVERY)

15	101783	06/09	GENERAL AGREEMENT B AMENDED RIDER (ACQUISITION THRESHOLD) – 25%

16	109414 CAN	03/17	TERMINATION OR CANCELLATION SECTION AMENDED RIDER (60 DAYS TO 90 DAYS)

17	101788	04/17	NAMED INSURED AMENDED RIDER (SUBSIDIARY COVERAGE)

18	113011	10/12	PROTECTED INFORMATION EXCLUSION

19	C0072 CAN	10/09	US CURRENCY ENDORSEMENT

20	110785	02/12	FINRA RIDER

21	110784	02/12	EMPLOYEE AMENDED AND FINRA NOTICE RIDER

22	115642	07/12	STATUTORY CONDITIONS AMENDATORY FOR NON-PROPERTY

23	78859	10/01	FORMS INDEX ENDORSEMENT

Modification to Quote Letter or Other Instructions:

ADDED Endorsement #110785 and 110784

Requirements Permitting for Voiding of Final Binder and Policy for Non-Compliance:

When signed by the Insurer, as denoted below, the coverage described above takes effect from 12:01 a.m. on the Effective Date listed above (hereinafter “Effective Date”) to 12:01 a.m. on the Expiration Date listed above pursuant to the terms, conditions and exclusions of the policy form, any policy endorsements enumerated in this Final Binder, and any modifications of such terms as described in the Final Binder’s section entitled “Modification to Quote Letter or Other Instructions.”

Subjectivities And Other Conditions Precedent To Coverage:

The following requirements are conditions precedent to the coverage afforded by this Final Binder and any policy issued pursuant to this Final Binder:

(a)	That the following be provided to the Insurer (“Subject-To Information”): None

(b)	no material change in the risk occurs between the date of this Final Binder and the Effective Date; and

(c)

the Insured does not submit notice of a “Claim” as that term is defined in the policy form, or facts or circumstances that could give rise to a “Claim,” between the date of this Final Binder and the Effective Date.

In the event:

1.	the “Subject-To” Information has not been received, reviewed and approved, in writing, by the Insurer within 30 days from the date of this Final Binder;

2.	a material change in the risk occurs between the date of this Final Binder and the Effective Date; or

3.	the Insured submits notice of a “Claim” as that term is defined in the policy form, or facts or circumstances that could give rise to a “Claim” between the date of this Final Binder and the Effective Date;

then this Final Binder and any policy issued pursuant to this Final Binder will be automatically null and void ab initio (“from the beginning”) and will have no effect regardless of the gravity of the failing, or degree of non-compliance, and, with respect to the required approval of the Subject-To Information, whether or not such non-compliance arises before or after the Effective Date, unless the Insurer communicates, expressly and in writing, that it has waived the above conditions precedent, or, with respect to the Subject-To Information, unless the Insurer communicates, expressly and in writing, that it has extended the time within which the Subject-To Information must be received, reviewed and approved. It shall be within the Insurer’s sole and absolute discretion to waive any one or all of these conditions precedent or grant such an extension at any time, and the Insurer’s silence shall not, under any circumstances, be deemed to effect such a waiver or extension, except that with respect to the Subject-To Information, such waiver may also be communicated through issuance of a final binder letter that does not request the Subject-To Information. In the event an extension or extensions for approval of the Subject-To Information is granted, then all other terms and conditions of this Final Binder shall automatically apply to such extension(s), including without limitation that this Final Binder and the policy shall become automatically null and void if the Subject-To Information is not approved by the extended date.

Please note this Final Binder of Insurance contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

Cancellation of Final Binder By Insured

Unless otherwise indicated, this Final Binder may be cancelled by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Final Binder stating when thereafter such cancellation shall be effective. If cancellation of this Final Binder by or on the behalf of the Insured is effective after the Effective Date, then the Insurer shall be entitled to the earned premium, on a pro-rata basis, for the covered period. Should the Insured cancel this Final Binder pursuant to the terms of this paragraph, such cancellation shall have no effect on the enforceability of the above provisions regarding voiding of this Final Binder and any policy issued pursuant to this Final Binder.

Premium Payment:

Our accounting procedures require that payment of the premium be remitted within 60 days of the Effective Date of coverage or 30 days from the billing date, whichever is later. We appreciate your compliance with this procedure.

We appreciate your business and we hope that we can be of further service to you in the near future.

Bound by:

Date: July 15, 2019

SCOTT TAYLOR	AIG Insurance Company of Canada

CUSTOMER ADVISORY

REGARDING THE ENFORCEMENT OF

ECONOMIC EMBARGOES AND TRADE SANCTIONS

This Trade Sanction Advisory is part of AIG Insurance Company of Canada comprehensive compliance program and is meant to serve as a reminder of the existing applicable legal requirements with respect to Trade Sanctions.

Your rights as a policyholder and payments to you, any insured or claimant, for loss under this policy may be affected by the administration and enforcement of economic embargoes and trade sanctions applicable to you, any insured, claimant and/or to the insurer and their respective controlling entities (hereinafter “Trade Sanctions”).

WHAT IS AN ECONOMIC EMBARGO AND/OR TRADE SANCTION

Trade Sanctions involve the imposition by a country of legal measures to restrict or prohibit trade, services or other economic activity with a target country, entity or individual. For example, the Parliament of Canada has enacted legislation authorizing the imposition of Trade Sanctions through the United Nations Act, the Special Economic Measures Act and some provisions of the Export and Import Permits Act.

Depending upon the identity, domicile, place of incorporation or nationality of the policyholder, insured, claimant, insurer, or the parent company and ultimate controlling entity of the policyholder, insured, claimant or insurer, or the country where the claim arises, Trade Sanctions of foreign countries, including the United States of America, may be applicable. The application of sanctions could necessitate the seizure or freezing of property, including but not limited to the payment of a claim.

Existing Trade Sanctions can be amended, and new Trade Sanctions can be imposed, at any time. OBLIGATIONS PLACED ON US AS A RESULT OF TRADE SANCTIONS

If we determine that you or any insured, additional insured, loss payee, or claimant are on a prohibited list or are connected to a sanctioned country, entity or individual, or a prohibited activity, as designated by the relevant Trade Sanction, we may be required to comply with the requirements of the applicable Trade Sanction, which by way of example, may include blocking or “freezing” property and payment of any funds and the reporting of such occurrences to the relevant authorities within the prescribed time periods, if any.

POTENTIAL ACTIONS BY US

Depending upon the requirements of the relevant Trade Sanction:

1.

We may be required to immediately cancel your coverage effective on the day that we determine that we have transacted business with an individual or entity associated with your policy on a prohibited list or connected to a sanctioned country as described in the relevant Trade Sanction.

2.

If we cancel your coverage, you may not receive a return premium unless permitted pursuant to the relevant Trade Sanction. All blocked or frozen funds will be placed in an interest bearing blocked account established on the books of a financial institution.

3.

We may not pay a claim, accept premium or exchange monies or assets of any kind to or with individuals, entities or companies (including a bank) on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction. Furthermore, we may not defend or provide any other benefits under your policy to individuals, entities or companies on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction.

EXHIBIT 2

Authorization to Renew Fidelity Bond Coverage

RESOLVED:	that the Trustees find that the participation of the Funds in the Trust’s Joint Fidelity Bond (the “Bond”) is in the best interests of the Funds; and it is

FURTHER
RESOLVED:	that the portion of the premium for the Bond to be paid by the Funds, in substantially the form presented at this meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the number of the other parties named as insureds; (ii) the nature of the business activities of such other parties; (iii) the amount of the Bond; (iv) the amount of the premium for such Bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocated to the Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, ratified and approved; and it is

FURTHER
RESOLVED:	that the Trustees find that the premium to be paid by the Funds in respect of such Bond is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which the Funds pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Funds would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Funds participating in the Bond;

FURTHER
RESOLVED:	that the proper officers of the Trust are authorized to execute and deliver such documents, if any, as may be necessary for the Funds to participate in the Bond; and it is

FURTHER
RESOLVED:	that the proper officers of the Trust are directed and authorized to make or cause to be made any filings or notices with respect to such Bond required by Rule 17g-1 under the 1940 Act.